FLEXTRADE LLC

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2025

FLEXTRADE LLC

NOTES TO THE FINANCIAL STATEMENTS

DECEMBER 31, 2025

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL REPORTS
FORM X-17A-5
PART III

SEC FILE NUMBER
8-53309

FACING PAGE
Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING __01/01/2025__ AND ENDING __12/31/2025__
                                  MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: **FlexTrade LLC**

TYPE OF REGISTRANT (check all applicable boxes):
☑ **Broker-dealer**   ☐ **Security-based swap dealer**   ☐ **Major security-based swap participant**
    ☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

111 Great Neck Road, Suite 314
                                      (No. and Street)

Great Neck	New York	11021
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Vijay Kedia	516-304-3565	vijay.kedia@flextrade.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Anchin Block & Anchin, LLP
(Name – if individual, state last, first, and middle name)

3 Times Square	New York	NY	10036
(Address)	(City)	(State)	(Zip Code)
September 18, 2003		168	
(Date of Registration with PCAOB)(if applicable)		(PCAOB Registration Number, if applicable)	

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public
  accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17
  CFR 240.17a-5(e)(1)(ii), if applicable.
Persons who are to respond to the collection of information contained in this form are not required to respond unless the form
displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Vijay Kedia, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of FlexTrade LLC, as of 12/31, 2025, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Signature: DocuSigned by: Vijay Kedia

Title: Vijay Kedia
President, CEO

This filing contains (check all applicable boxes):**

- ☒ (a) Statement of financial condition.
- ☒ (b) Notes to consolidated statement of financial condition.
- ☐ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☐ (d) Statement of cash flows.
- ☐ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☐ (g) Notes to consolidated financial statements.
- ☐ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☒ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☒ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: ______

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*



Anchin, Block & Anchin LLP
Accountants & Advisors
3 Times Square, New York, NY 10036
212-840-3456
www.anchin.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Members of Flextrade LLC:

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Flextrade LLC, (the "Company") as of December 31, 2025, that is filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934 and the related notes (collectively referred to as the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of Flextrade LLC, as of December 31, 2025 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud.

Basis for Opinion (Continued)

Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

Anchin, Block & Anchin LLP

We have served as the Company's auditors since 2002.

New York, New York
April 13, 2026

FLEXTRADE LLC

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2025

A S S E T S

Cash and cash equivalents	$	34,885,426
Accounts receivable, net		21,145,278
Prepaid expenses and other current assets		263,389
Total Assets	**$**	**56,294,093**

LIABILITIES AND MEMBERS' EQUITY

Liabilities:

Accrued expenses	$	411,112
Deferred revenue		9,895,671
Due to Parent		17,337,220
Due to Affiliate		1,406,848
Total Liabilities		29,050,851
Members' Equity		**27,243,242**
Total Liabilities and Members' Equity	**$**	**56,294,093**

See the accompanying Notes to the Financial Statements.

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Organization

Flextrade LLC (the "Company") was organized in New York on December 18, 2000, as a limited liability company. The Company is owned by Flextrade Systems, Inc. (the "Parent"). The operating agreement provides for the Company to continue until December 31, 2040, unless dissolved sooner.

Principal Business Activity

The Company licenses computer software primarily to securities broker-dealers located throughout the United States. The software's function is to carry out and initiate orders to buy and sell securities. The software routes an investor's order to the broker-dealer for purposes of executing and settling transactions and all other elements of broker-dealer services. The Parent provides customer support services and performs other related administrative functions. The Company is registered with the Securities and Exchange Commission (SEC) and is a member of the Financial Industry Regulatory Authority (FINRA).

Basis of Presentation

The accompanying financial statements are presented in conformity with accounting principles generally accepted in the United States of America ("U.S. GAAP").

Cash and Cash Equivalents

Cash equivalents include short-term highly liquid investments, such as money market funds and checking accounts that are readily convertible to known amounts of cash and have original maturities of three months or less.

Financial Statement Estimates

The preparation of financial statements in conformity with generally accepted accounting principles may require management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

NOTE 1 -   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Credit Losses

The Company follows the accounting guidance, "Financial Instruments - Credit Losses" (ASC 326). ASC 326 impacts the impairment model for certain financial assets by requiring a current expected credit loss ("CECL") methodology to estimate expected credit losses over the entire life of the financial asset. Under the accounting update, the Company has the ability to determine that there are no expected credit losses in certain circumstances (e.g., based on the credit quality of the customer). The Company identified accounts receivable as impacted by the guidance. Accordingly, the Company recognized no adjustment in adhering to ASC 326.

Concentration of Credit Risk

The Company maintains bank accounts in J.P Morgan, located in New York. The excess deposit balances reported by the bank over amounts covered by federal insurance was approximately $34,633,682 as of December 31, 2025.

In March 2023, the Federal Reserve Board created the Bank Term Funding Program, ("BTFP"). BTFP offers loans for up to one year to depository institutions pledging qualifying assets as collateral.

Revenue Recognition

The Company follows the accounting guidance, "Revenue from Contracts with Customers" (Topic 606). Under Topic 606, a Company is required to recognize revenue to depict the transfer of goods or services to a customer at an amount reflecting the consideration it expects to receive in exchange for those goods or services.

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Revenue Recognition (continued)

The Company's revenue from licensing agreements is based on the number of shares traded using the licensed software and recognized when the trades occur. Upfront fees from customers are deferred and recognized over the life of the contract. Some agreements may provide for a maximum annual fee payable by a customer. In such cases, if the Company determines based on the proportionate number of shares trade as of the balance sheet date, that the volume of shares traded will result in the maximum being reached, the revenue is recognized on the straight-line basis over the life of the contract. Some agreements provide for a minimum monthly fee. In such cases, the Company recognizes revenue equal to the greater of the minimum fee or the amount calculated based on trading volume.

Accounts Receivable and Allowance for Doubtful Accounts

The Company's trade accounts receivable are recorded at amounts billed to customers and presented on the balance sheet net of the allowance for doubtful accounts, if required. The allowance is determined by a variety of factors, including the age of the receivables, current economic conditions, historical losses and other information management obtains regarding the financial condition of customers. The policy for determining past due status of receivables is based on how recent payments have been received. Receivables are charged off when they are deemed uncollectible, which may arise when customers file for bankruptcy or are otherwise deemed unable to repay the amounts owed to the Company. The Company recorded a $1,200,141 allowance for doubtful accounts as of December 31, 2025.

Income Taxes

No provision is required for federal and state taxes on the income of the Company.

The Company is a limited liability company for federal and state tax purposes whereby the income of the Company is taxed to the members. The Company remains liable for New York City and various other state taxes.

Sales Tax

The sales taxes charged by the Company to customers are presented in the financial statements on a net basis and accordingly excluded from revenues and costs.

NOTES TO THE FINANCIAL STATEMENTS

DECEMBER 31, 2025

NOTE 2 -   EXEMPT PROVISIONS UNDER RULE 15c3-3

Computation for determination of customer reserve requirements and information relating to possession or control requirements for customers under rule 15c3-3:

The Company does not claim an exemption under paragraph (k) of 17 C.F.R. § 240. 15c3-3 and is relying on Footnote 74 of the SEC Release No. 34-70073 and adopted the amendments to 17 C.F.R. § 240.17a-5 as the Company limits its business activities exclusively to licensing computer software primarily to securities broker-dealers located throughout the United States. The Company did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers; did not carry accounts of or for customers; and did not carry PAB accounts (as defined in Rule 15c3-3) throughout the year. The Company has complied with the exemptive requirements of SEC Rule 15c3-3 and did not maintain possession or control of any customer funds or securities as of December 31, 2025.

NOTE 3 - NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1.

At December 31, 2025, the Company had net capital of $20,582,188 which was $18,645,464 in excess of its required minimum net capital of $1,936,724. The Company's ratio of aggregate indebtedness to net capital was 1.4115 to 1.

NOTE 4 -   RELATED PARTY TRANSACTIONS

The Company considers its Parent and their principal owners, members of management, as well as entities under common control, to be related parties to the Company.

NOTES TO THE FINANCIAL STATEMENTS

DECEMBER 31, 2025

NOTE 4 -   RELATED PARTY TRANSACTIONS (CONTINUED)

The Company has an agreement with its Parent to provide and pay for specified administrative duties and other services for the Company and that the Company will reimburse the Parent for its share of the associated expenses. The Parent allocates payroll and fringe benefits of general & administrative personnel based on the relative revenue ratio of the Parent and Company. In addition, the Company pays the Parent a user-based license fee for customers who have executed a licensing agreement with the Company.

The amount due to the Parent is $17,337,220. The agreement provides that the Parent and the Company shall review the cost allocation between the parties no less than annually whereby such amounts may be adjusted. The agreement terminates upon the mutual consent of the parties or the termination of the existence of either party.

Royalty Fee

On October 1, 2024, the Company entered into a license agreement with its affiliate, FlexTrade Advanced Technologies Inc. ("Affiliate"), whereby Affiliate granted the Company rights to use its proprietary NNO Technology. Based on the transfer pricing study, the agreement requires the Company to pay the Affiliate a royalty of 12.5% of the net billings from licensed product sales. At December 31, 2025, amount due to Affiliate was $1,406,848.

NOTE 5 -   COMMITMENTS AND CONTINGENCIES

The Company has no commitments or contingent liabilities and had not been named as defendant in any lawsuit at December 31, 2025 or during the year then ended.

NOTE 6 -   SUBSEQUENT EVENTS

Subsequent events have been evaluated through April 13, 2026 which is the date the financial statements were available to be issued.